EXHIBIT 21

Subsidiaries of Visant Holding Corp.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AHC I Acquisition Corp.	Delaware
AKI Holding Corp.	Delaware
AKI, Inc.	Delaware
Anthology, Inc. (f/k/a H&S Graphics, Inc.)	Delaware
Arcade Europe, S.a.r.l.	France
Conceptos Jostens, S.A. de C.V.	Mexico
Dixon Direct Corp.	Delaware
IST, Corp.	Delaware
JC Trading, Inc.	Puerto Rico
Jostens Can Investments B.V.	The Netherlands
Jostens Canada, Ltd.	Canada
Jostens, Inc.	Minnesota
Neff Holding Company	Delaware
Neff Motivation, Inc.	Ohio
Precision Offset Printing Company	Delaware
Spice Acquisition Corp.	Delaware
The Lehigh Press, Inc.	Pennsylvania
Visant Corporation	Delaware
Visant Secondary Holdings Corp.	Delaware
Von Hoffmann Corporation	Delaware
Von Hoffmann Holdings, Inc.	Delaware